CONSENT OF RENNINGER & ASSOCIATES, LLC

Home Building Bancorp, Inc.
200 East Van Trees Street
Washington, Indiana 47501

Members of the Board:

We hereby consent to the inclusion of our opinion letter, dated April 25, 2006, to the Board of Directors of Home Building Bancorp, Inc. (the “Company”) as Annex B to the proxy statement/prospectus of the Company relating to the merger of the Company with and into First Bancorp of Indiana, Inc. and to the references made to such opinion in the proxy statement/prospectus. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, nor do we admit that we are “experts” for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Renninger & Associates, Inc.

/s/ Michael A. Renninger

Michael A. Renninger Principal

July 20, 2006